UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Pavel Merkul

CJSC “Russian Standard” Corporation

Chief of Staff

12 Krasnopresnenskaya Nab. Office 1507

Moscow, Russia 123610

7 (495) 967-0990

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS CJSC “Russian Standard” Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 73,139,898 shares of common stock, par value $0.01 per share, outstanding as of February 22, 2012, as reported by the Issuer on February 29, 2012 in its Annual Report on Form 10-K for the year ended December 31, 2011.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 73,139,898 shares of common stock, par value $0.01 per share, outstanding as of February 22, 2012, as reported by the Issuer on February 29, 2012 in its Annual Report on Form 10-K for the year ended December 31, 2011.

CUSIP No. 153435102

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011 and Amendment No. 2 thereto filed on February 1, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

Russian Standard Corporation (“Russian Standard”) has proposed to the Issuer revised terms for transactions between Russian Standard and the Issuer. The revised proposals involve (i) an investment of cash by Russian Standard in the Issuer of up to US$100 million (the “Initial Investment”), to be used by the Issuer to repay or redeem the Issuer’s 2013 notes, in the form of (A) the purchase of US$30 million in the aggregate of newly issued shares of the Issuer’s common stock based on a valuation of the Issuer’s common stock of US$5.25 per share, which purchase would result in an increase in Russian Standard’s ownership to approximately 16% and (B) the purchase at par of a new debt security with a face value of US$70 million, which has a stated interest rate of 3.0% and a one-year maturity, and which, upon approval by the Issuer’s stockholders (the “Approval”), would grant Russian Standard the right to put to the Issuer, and would grant the Issuer the right to call from Russian Standard, the face value of such debt security, plus all accrued and unpaid interest thereon, at par in exchange for shares of the Issuer’s common stock at a conversion rate of US$5.25 per share, such that upon such put or call, Russian Standard’s ownership would increase to approximately 28%, (ii) the conversion of up to US$102.5 million of the Issuer’s 2013 notes held by the Reporting Persons at par plus accrued but unpaid interest thereon into a new debt security maturing in 2016, with such conversion occurring upon the Approval and (iii) a support agreement for the repayment of the remainder of the Issuer’s 2013 notes at their maturity, with such support being provided upon the Approval. As part of these proposals, the Reporting Persons will obtain various veto and governance rights related to their debt and equity investments in the Issuer, including veto rights relating to the size of the Issuer’s board of directors, certain Russian senior management positions, certain restructuring transactions, certain acquisitions or business combinations, certain sales of assets, certain equity issuances, equity compensation to senior management, dividends and certain share repurchases, the incurrence of certain indebtedness, certain material amendments to the Issuer’s organizational documents and deviations from the Issuer’s annual capital expenditure budget that is approved by the Issuer’s Board of Directors. The revised proposals contemplate that the Issuer and Russian Standard (or its affiliates) would also enter into agreements relating to registration rights, preemptive rights and right of first offers.

In connection with the proposed transactions, three directors designated by the Reporting Persons would be added to the Issuer’s board of directors, two directors upon the Initial Investment and one additional director upon the Approval, and the number of directors of the Issuer may be increased to up to 10 directors.

In furtherance of the foregoing objective, the Reporting Persons may in the future engage in conversations with the Issuer and other shareholders with respect to this or other transactions and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2012

RUSSIAN STANDARD CORPORATION

By:	/s/ Nelia Nouriakhmetova
Name:	Nelia Nouriakhmetova
Title:	CEO

/s/ Roustam Tariko
Name:	Roustam Tariko